UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

CAZOO GROUP LTD

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G2007L 105

(CUSIP Number)

Sophie Hosking

Head of Legal

Cazoo Group Ltd

41 Chalton Street, London

NW1 1JD

United Kingdom

+44 20 3901 3488

With a copy to:

Valerie Ford Jacob, Esq.

Michael Levitt, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, New York 10022

(212) 277-4000

September 20, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L 105

1.	Name of Reporting Person Alex Chesterman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,509,414*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,509,414*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,509,414*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.4%**
14.	Type of Reporting Person IN

*	Total number of shares beneficially owned reflects the sum of (1) 9,312,748 Class A Shares held directly, (2) 98,333 Class A Shares issuable upon exercise of vested options granted on October 1, 2021 and (3) 98,333 Class A Shares issuable upon exercise of options granted on October 1, 2021 that vest on October 1, 2023. Share numbers give effect to the 1-for-20 reverse stock split effected by the Issuer on February 8, 2023.

**

Calculation of percentage ownership in this Schedule 13D with respect to the Reporting Person is based upon a total of 38,906,894 Class A Shares, which reflects the sum of (1) 38,764,228 Class A Shares outstanding as reported on the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on August 15, 2023 and (2) 196,666 Class A Shares issuable upon the exercise of options to acquire Class A Shares owned by the Reporting Person that are exercisable within 60 days as of the date of this Schedule 13D.

Explanatory Note

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on September 3, 2021, as amended by Amendment No. 1 filed on May 13, 2022, Amendment No. 2 filed on November 21, 2022 and Amendment No. 3 filed on January 18, 2023 (collectively, the “Amended Statement”) by Alex Chesterman (the “Reporting Person”). The Amended Statement, as further amended by this Amendment No. 4 (the “Schedule 13D”), relates to the Class A ordinary shares, par value $0.002 per share (the “Class A Shares”), of Cazoo Group Ltd, a Cayman Islands exempted company (the “Issuer”). The amount of Class A Shares reported in this Amendment No. 4 reflects the 1-for-20 reverse stock split effected by the Issuer on February 8, 2023.

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Amended Statement. This Amendment No. 4 further amends the Amended Statement as specifically set forth herein. Except as set forth below, all previous Items in the Amended Statement remain unchanged.

Item 4. Purpose of Transaction

Item 4 of the Amended Statement is hereby amended and supplemented by adding the below:

The information provided and incorporated by reference in Item 6 with respect to the Transaction Support Agreement, to which the Reporting Person is a party, is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Amended Statement is hereby amended and restated as follows:

(a) As of September 20, 2023, the Reporting Person beneficially owns 9,509,414 Class A Shares, representing approximately 24.4% of the outstanding Class A Shares. The Class A Shares beneficially owned by the Reporting Person include (i) 9,312,748 Class A Shares held directly and (ii) 196,666 Class A Shares issuable upon the exercise of options to acquire Class A Shares owned by the Reporting Person that are exercisable within 60 days.

(b) As of September 20, 2023, the Reporting Person has:

●	sole power to vote or direct the vote of 9,509,414 Class A Shares;

●	shared power to vote or direct the vote of zero Class A Shares;

●	sole power to dispose or direct the disposition of 9,509,414 Class A Shares; and

●	shared power to dispose or direct the disposition of zero Class A Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby amended and supplemented by adding the below:

Transaction Support Agreement

On September 20, 2023, the Issuer and certain of its subsidiaries entered into a transaction support agreement (together with the Term Sheet attached as Exhibit A thereto, the “Transaction Support Agreement”) with (i) Viking Global Investors LP, on behalf of certain funds, accounts and entities (“Viking”), (ii) certain funds, accounts and entities managed or advised by Farallon Capital Management, L.L.C. (“Farallon” and, together with Viking, the “Steering Committee”), (iii) certain other holders of the Issuer’s 2.00% Convertible Senior Notes due 2027 (together with Viking and Farallon, the “Consenting Noteholders”), (iv) the Reporting Person and (v) Daniel Och, one of the Issuer’s directors (together with the Reporting Person, the “Consenting Equityholders” and, together with the Consenting Noteholders, the “Consenting Stakeholders” and, together with the Issuer and its subsidiaries party to the agreement, the “Transaction Support Parties”).

Pursuant to the Transaction Support Agreement, among other things and subject to the terms and conditions set forth therein, the Transaction Support Parties including the Reporting Person have agreed to the terms of the Transactions described therein (the “Transactions”).

Exchange Offer

The Issuer has agreed to conduct an exchange offer in which it will offer the holders of $630 million principal amount of the Issuer’s Convertible Notes, in exchange for the Convertible Notes, (1) $200 million principal amount of newly issued senior secured notes due 2027 (the “New Notes”) and (2) newly issued Class A Shares such that following the consummation of the Transactions, the holders of the Convertible Notes will hold 92% of the Issuer’s outstanding Class A Shares (the “New Shares”) (such exchange for the Convertible Notes, the “Exchange Offer”).

If the holders of 100% of the Convertible Notes do not tender their Convertible Notes in the Exchange Offer by the 45th day following the effective date of the Transaction Support Agreement, or 20 business days pass after any holder of Convertible Notes provides written confirmation to the Consenting Noteholders and the Issuer that it will not participate in the Exchange Offer (either event, a “Scheme Transaction Trigger Event”), then the Issuer will instead consummate the issuance of the New Notes and New Shares through an English restructuring plan or an English scheme of arrangement rather than through an Exchange Offer (a “Scheme Transaction”).

New Warrants

The Issuer has agreed to issue three tranches of warrants (or such other equity or equity-like instruments as may be mutually agreed between the Issuer and the Steering Committee, taking regulatory, tax, accounting and legal considerations into account) (the “New Warrants”) to the holders of the Issuer’s Class A Shares (including the Reporting Person) based on the aggregate amount of Class A Shares held by each such shareholder as of the date on which the Transactions will be consummated. The Issuer also agreed to register the issuance of the New Warrants and the Class A Shares issuable upon exercise of the New Warrants on a registration statement on Form F-1 to be filed with the SEC.

The first tranche of the New Warrants (the “New Tranche 1 Warrants”) will represent the right to acquire (in the aggregate) newly issued Class A Shares representing 8% of the number of shares equal to the sum of (i) the number of Class A Shares outstanding on the closing date plus (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants. The New Tranche 1 Warrants will become exercisable when the Issuer’s equity value reaches or exceeds $525 million. If the Issuer’s equity value reaches or exceeds $1.025 billion or $1.5 billion, the number of shares issuable upon exercise of the New Tranche 1 Warrants will increase and the exercise price of the New Tranche 1 Warrants will decrease. The New Tranche 1 Warrants will permit cashless exercise at any time such New Tranche 1 Warrants are exercisable and will also have other customary terms to be agreed.

The second tranche of the New Warrants (the “New Tranche 2 Warrants”) will represent the right to acquire (in the aggregate) newly issued Class A Shares representing 8% of the number of shares equal to the sum of (i) the number of Class A Shares outstanding on the closing date plus (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants. The New Tranche 2 Warrants will become exercisable when the Issuer’s equity value reaches or exceeds $1.025 billion. If the Issuer’s equity value reaches or exceeds $1.5 billion, the number of shares issuable upon exercise of the New Tranche 2 Warrants will increase and the exercise price of the New Tranche 2 Warrants will decrease. The New Tranche 2 Warrants will permit cashless exercise at any time such New Tranche 2 Warrants are exercisable and will also have other customary terms to be agreed.

The third tranche of the New Warrants (the “New Tranche 3 Warrants”) will represent the right to acquire (in the aggregate) newly issued Class A Shares representing 8% of the number of shares equal to the sum of (i) the number of Class A Shares outstanding on the closing date plus (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants. The New Tranche 3 Warrants will become exercisable when the Issuer’s equity value reaches or exceeds $1.5 billion. The New Tranche 3 Warrants will permit cashless exercise at any time such New Tranche 3 Warrants are exercisable and will also have other customary terms to be agreed.

New Board

The Issuer agreed to replace the current board of directors of the Issuer with a new board of directors consisting of seven members, six of whom will be chosen by the Consenting Noteholders and one of whom will be chosen by the Issuer’s current board of directors.

Representations and Warranties

The Transaction Support Agreement contains customary representations and warranties by the Transaction Support Parties. The representations and warranties survive the closing of the Transactions.

Covenants

The Consenting Stakeholders and the Issuer have agreed in the Transaction Support Agreement to use their commercially reasonable efforts to support the Transactions, to act in good faith and to take any and all actions or steps reasonably necessary to consummate the Transactions in a manner consistent with the Transaction Support Agreement, as promptly as possible. The Consenting Stakeholders also agreed to use their commercially reasonable efforts to not solicit, initiate or encourage the submission of any proposal or offer from any person relating to any alternative transaction or participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person to do any of the foregoing.

Closing Conditions

The closing of the Transactions and the obligations of the parties in connection therewith are subject to satisfaction of the following conditions, in addition to other customary conditions:

●	the registration statement on Form F-1 to be filed by the Issuer to register the issuance of the New Warrants and the issuance of the Class A Shares issuable upon exercise of the New Warrants shall have been declared effective by the SEC;

●	the shareholders of the Issuer shall have approved the Transaction in the manner contemplated in the term sheet attached to the Transaction Support Agreement and a reverse stock split of the Issuer’s issued and unissued share capital at a ratio to be agreed which the Issuer plans to effect prior to the completion of the Transactions and after receiving approval from its shareholders (the “Reverse Stock Split”) shall have been effectuated;

●	unless the Transactions are implemented through an English restructuring plan or scheme of arrangement, the Consenting Noteholders must own or control, in the aggregate, no less than 100% of the aggregate outstanding principal amount of the Convertible Notes;

●	if the Transactions are effected through an English restructuring plan or scheme of arrangement, the restructuring plan or scheme of arrangement shall have been approved by the applicable English court and shall have been recognized by an order of an applicable US court; and

●	the Issuer shall have paid or reimbursed in full any and all financial advisory and legal fees and expenses of the Consenting Noteholders in accordance with the terms of the Transaction Support Agreement.

Termination

The Transaction Support Agreement may be terminated by the Issuer upon, among other things, the occurrence of any of the following events:

●	with respect to the applicable Consenting Stakeholder only, the material breach by any of the Consenting Stakeholders of any covenant or other obligation contained in the Transaction Support Agreement if such breach remains uncured for five business days after receipt of written notice thereof;

●	with respect to the applicable Consenting Stakeholder only, a representation or warranty made by a Consenting Stakeholder was untrue in any material respect when made;

●	with respect to the applicable Consenting Stakeholder only, if any Consenting Stakeholder publicly announces an intention not to support the Transactions or proposes, supports or agrees in writing to pursue or support any other transaction in respect of the Issuer or validly terminates the Transaction Support Agreement; and

●	with respect to the applicable Consenting Stakeholder only, if a Consenting Stakeholder does not comply in any material respect with its obligations to support the Transactions and to forbear from exercising rights and remedies against the Issuer.

The Transaction Support Agreement may be terminated by any Consenting Stakeholder upon the occurrence of any of the following events:

●	the material breach by the Issuer or (with respect to such Consenting Stakeholder only) another Consenting Stakeholder of any covenant or any other obligation contained in the Transaction Support Agreement if such breach remains uncured for five business days after receipt of written notice thereof;

●	the representations or warranties made by the Issuer were untrue in any material respect when made;

●	the representations or warranties made by any Consenting Stakeholder was untrue in any material respect when made (and only with respect to such Consenting Stakeholder);

●	the definitive documents and any amendments, modifications or supplements thereto include terms that are materially inconsistent with the Transaction Support Agreement and are not otherwise reasonably acceptable to the Consenting Stakeholders who have consent rights with respect to such definitive document, and such event remains unremedied for a period of five business days following the receipt of notice thereof;

●	the issuance by any governmental authority of any ruling, judgment or order declaring the Transaction Support Agreement to be unenforceable, enjoining the consummation of the Transactions or rendering illegal the Transaction Support Agreement or the Transactions and either (A) such ruling, judgment or order has been issued at the request of a Company Party or (B) in all other circumstances, such ruling, judgment or other has not been stayed, reversed or vacated within 25 calendar days after such issuance;

●	if any Company Party (other than a shareholder of the Issuer in respect of an alternative proposal submitted in response to the Issuer solicitation of proposals in the proxy statement for the shareholder vote related to the Transactions) (A) proposes, supports, or agrees in writing to pursue to the exclusion of the Transactions an alternative transaction (other than with respect to a fiduciary out), or (B) validly terminates the Transaction Support Agreement as to themselves;

●	if the definitive documents shall not have been executed and delivered or filed by November 15, 2023 (as such date may be extended in accordance with the terms of the Transaction Support Agreement);

●	if the Issuer does not comply in any material respect with its covenants contained in the Transaction Support Agreement;

●	the occurrence of any material adverse effect (as defined in the Transaction Support Agreement);

●	if the Issuer distributes publicly proxy documents with a statement regarding the ability of existing shareholders to submit alternative proposals other than the alternative proposal statement as agreed between the Issuer and the Steering Committee;

●	if the Issuer breaches its agreement to maintain, at all times until termination of the Transaction Support Agreement or the closing of the Transactions, cash and cash-financed retail inventory together totaling at least £170 million in value, which such amount shall be decreased by (x) any fees and expenses incurred in connection with the Transactions and paid or reimbursed by the Issuer as of the date of any calculation and (y) £10 million on October 1, 2023 and by £10 million on the first day of each succeeding calendar month;

●	if the Issuer makes any payment to any Convertible Noteholder seeking to exercise any rights under the indenture governing the Convertible Notes other than as expressly permitted by the Transaction Support Agreement;

●	if a Scheme Transaction Trigger Event has occurred, any failure to meet any of the Scheme Transaction milestone dates specified in the Transaction Support Agreement; or

●	if a Scheme Transaction Trigger Event has occurred and the Consenting Noteholders own or control, in the aggregate, less than 75% of the aggregate principal amount of the Convertible Notes.

The Transaction Support Agreement may be terminated by mutual agreement of each of the Transaction Support Parties upon the receipt of written notice delivered in accordance with the Transaction Support Agreement.

The Transaction Support Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Transaction Support Agreement. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. In particular, the assertions embodied in the representations and warranties in the Transaction Support Agreement were made as of a specified date, in some cases are modified or qualified by information contained in schedules to the Transaction Support Agreement prepared in connection with the execution and delivery of the Transaction Support Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Transaction Support Agreement are not necessarily characterizations of the actual state of facts about the Issuer or the Consenting Stakeholders at the time they were made or otherwise and should only be read in conjunction with the other information that the Issuer makes publicly available in reports, statements and other documents filed with the SEC.

The foregoing description of the terms of the Transaction Support Agreement is not complete and is qualified in its entirety by reference to the Transaction Support Agreement, a copy of which is incorporated by reference as an exhibit hereto. All capitalized terms used but not otherwise defined under this heading shall have the meanings ascribed to such terms in the Transaction Support Agreement.

Item 7. Material to be Filed as Exhibit:

Exhibit 4	Transaction Support Agreement, dated September 20, 2023, by and among Cazoo Group Ltd, certain subsidiaries of Cazoo Group Ltd, the Consenting Noteholders and the Consenting Equityholders (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K, filed with the SEC on September 20, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2023

	By:	/s/ Alex Chesterman
	Name:	Alex Chesterman